UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZEO ENERGY CORP.

 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

98944F109

  (CUSIP Number)

Charles Bronowski
White Oak Global Advisors, LLC
3 Embarcadero Center
Suite 550 (5th Floor)
San Francisco, CA 94111

(415) 644-4100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98944F109

1	NAME OF REPORTING PERSON LHX Intermediate, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 8,080,000 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 8,080,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2% (2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Consists of 8,080,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer held of record by LHX Intermediate, LLC (“LHX”). This number does not take into account shares of common stock held by other stockholders party to the Voting Agreement (defined below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for LHX’s designee to the board of directors of the Issuer and in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with options that may be granted to LHX.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 5,805,345 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024, and (ii) the aggregate number of shares of Class A Common Stock acquired by the Reporting Person on November 1, 2024.

CUSIP No. 98944F109

1	NAME OF REPORTING PERSON White Oak Global Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 8,080,000 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 8,080,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2% (2)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	Consists of 8,080,000 shares of Class A Common Stock of the Issuer held of record by LHX. This number does not take into account shares of common stock held by other stockholders party to the Voting Agreement (defined below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for LHX’s designee to the board of directors of the Issuer and in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with options that may be granted to LHX.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 5,805,345 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024, and (ii) the aggregate number of shares of Class A Common Stock acquired by the Reporting Person on November 1, 2024.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Zeo Energy Corp., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). The address of the principal executive offices of the Issuer is 7625 Little Rd, Suite 200A, New Port Richey, FL 34654.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by LHX Intermediate, LLC, a Delaware limited liability company (“LHX”), and White Oak Global Advisors, LLC, a Delaware limited liability company (“WOGA”), and the manager of LHX. Investment and voting decisions for WOGA are made by a simple majority vote of its investment committee. Therefore, no individual member of the investment committee is considered to be the beneficial owner of the shares of Class A Common Stock reported in this Schedule 13D.

LHX and WOGA are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Set forth on Appendix A are the names of the members of the investment committee and executive officers of WOGA (collectively, the “Covered Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Each of the Reporting Persons disclaims any beneficial ownership of the shares of Class A Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person’s pecuniary interest therein, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of these securities for purposes of Section 16 of the Exchange Act or for any other purpose.

(b)	The principal office and business address for the Reporting Persons is 3 Embarcadero Center, Suite 550 (5th Floor), San Francisco, CA 94111.

(c)	The principal business of LHX is to hold the shares of Class A Common Stock and other securities. The principal business of WOGA is to serve as the investment adviser to its affiliated funds. The principal occupation of each of the Covered Persons is set forth on Appendix A.

(d)	None of the Reporting Persons nor any of the Covered Persons, nor, to the best of their knowledge, any of their respective directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person or Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	LHX and WOGA are each Delaware limited liability companies. The citizenship of each of the Covered Persons is set forth on Appendix A.

Item 3.	Source and Amount of Funds or Other Consideration.

The 8,080,000 shares of Class A Common Stock held by LHX reported in this Schedule 13D were obtained in connection with the transactions consummated on November 1, 2024 as contemplated by that certain Asset Purchase Agreement, dated as of October 25, 2024 (the “Asset Purchase Agreement”), by and among the Issuer, Lumio Holdings, Inc. (“Lumio”) and Lumio HX, Inc., a Delaware corporation (together with Lumio, the “Sellers”), pursuant to which LHX acquired 6,206,897 shares of Class A Common Stock, and the Subscription Agreement (the “Subscription Agreement”), dated as of October 25, 2024, by and between the Issuer and LHX, pursuant to which LHX purchased 1,873,103 shares of Class A Common Stock for an aggregate purchase price of $2,716,000.

Item 4.	Purpose of Transaction.

The acquisition of the securities set forth in this Schedule 13D is for investment purposes only.

Pursuant to the Subscription Agreement, the Issuer has agreed to appoint one individual designated by LHX to its board of directors. In connection with the Subscription Agreement, LHX entered into that certain Voting Agreement, dated as of October 29, 2024, with the Issuer and the other stockholders party thereto (the “Voting Agreement”), pursuant to which such stockholders have agreed, in certain circumstances, to vote for LHX’s designee to the board of directors of the Issuer and in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with options that may be granted to LHX. In addition, in connection with the transactions contemplated by the Asset Purchase Agreement and the Subscription Agreement, the affiliated funds of WOGA or LHX may provide additional capital to the Issuer and may acquire additional shares of capital stock of the Issuer in connection therewith.

The Reporting Persons are engaged in the investment business. From time to time, one or more of the Reporting Persons may make further acquisitions of shares of Class A Common Stock or Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock” and, together with the Class A Common Stock, the “Common Stock”) (or options or other securities, including securities convertible into shares of Common Stock) or dispose of any or all of the shares of Common Stock beneficially owned by the Reporting Persons at any time. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. The Reporting Persons may also enter into hedging or derivative transactions with respect to securities of the Issuer, including shares of Common Stock.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The number of shares each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which the stockholders have agreed, in certain circumstances, to vote for LHX’s designees to the board of directors of the Issuer as described in Item 6. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Class A Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 5,805,345 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024, and (ii) the aggregate number of shares of Class A Common Stock acquired by the Reporting Person on November 1, 2024.

(b)	The Reporting Persons have shared voting and dispositive power with respect to all of the shares of the Issuer owned by the Reporting Persons.

(c)	Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under Item 3, Item 4 and Item 5 above is hereby incorporated by reference into this Item 6.

Asset Purchase Agreement

On October 25, 2024, the Issuer entered into the Asset Purchase Agreement with the Sellers. The Sellers were debtors in a voluntary Chapter 11 case before the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which commenced on September 3, 2024. On November 1, 2024, the Bankruptcy Court approved the transactions contemplated by the Asset Purchase Agreement and the parties consummated such transactions in which the Issuer acquired certain assets of the Sellers in exchange for $4 million in cash paid to LHX and 6,206,897 shares of Class A Common Stock issued to LHX.

A copy of the Asset Purchase Agreement is filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference in its entirety.

Subscription Agreement

On October 25, 2024, the Issuer and LHX entered into the Subscription Agreement. On November 1, 2024, LHX purchased 1,873,103 shares of Class A Common Stock at a purchase price per share of $1.45, for an aggregate purchase price of $2,716,000. Pursuant to the Subscription Agreement, the Issuer also agreed (i) to appoint one individual designated by LHX to its Board and (ii) to file a registration statement registering the resale of the Class A Common Stock and to use reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

A copy of the Subscription Agreement is filed with this Schedule 13D as Exhibit 3 and is incorporated herein by reference in its entirety.

Voting Agreement

On October 29, 2024 , LHX entered into the Voting Agreement with the Issuer and certain stockholders of the Issuer pursuant to which such stockholders agreed to vote (or cause to be voted), in person or by proxy, all the shares of Class A Common Stock and Class V Common Stock owned by such stockholders (i) in favor of the nomination and appointment of LHX’s designee to the board of directors of the Issuer and (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with any option granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein..

A copy of the Voting Agreement is attached to this Schedule 13D as Exhibit 4 and is incorporated herein by reference in its entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of December 6, 2024, by and between LHX and WOGA

Exhibit 2:	Asset Purchase Agreement, dated as of October 25, 2024, by and between the Issuer and the Sellers (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2024)

Exhibit 3:	Subscription Agreement, dated as of October 25, 2024, by and between the Issuer and LHX (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2024)

Exhibit 4:	Voting Agreement, dated as of October 29, 2024, by and between the Issuer, LHX and the other stockholders party thereto*

* In accordance with Item 601(a)(5) of Regulation S-K, certain schedules or similar attachments to this exhibit have been omitted from this filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024

LHX INTERMEDIATE, LLC

By:	WHITE OAK GLOBAL ADVISORS, LLC, its manager

By:	/s/ Barbara J.S. McKee
Name:	Barbara J.S. McKee
Title:	Authorized Signatory

WHITE OAK GLOBAL ADVISORS, LLC

By:	/s/ Barbara J.S. McKee
Name:	Barbara J.S. McKee
Title:	Authorized Signatory

APPENDIX A

COVERED PERSONS

Name	Position(s)	Principal Business Address	Principal Occupation	Citizenship
Andre A. Hakkak	Member of Investment Committee of White Oak Global Advisors, LLC	c/o White Oak Global Advisors, LLC 3 Embarcadero Center Suite 550 (5th Floor) San Francisco, CA 94111	Managing Member & Chief Executive Officer of White Oak Global Advisors, LLC	United States
Darius J. Mozaffarian	Member of Investment Committee of White Oak Global Advisors, LLC	c/o White Oak Global Advisors, LLC 3 Embarcadero Center Suite 550 (5th Floor) San Francisco, CA 94111	Co-President & Partner of White Oak Global Advisors, LLC	United States
David Hackett	Member of Investment Committee of White Oak Global Advisors, LLC	c/o White Oak Global Advisors, LLC 3 Embarcadero Center Suite 550 (5th Floor) San Francisco, CA 94111	Co-President & Partner – Head of Underwriting of White Oak Global Advisors, LLC	United States
Steven Ruth	Member of Investment Committee of White Oak Global Advisors, LLC	c/o White Oak Global Advisors, LLC 3 Embarcadero Center Suite 550 (5th Floor) San Francisco, CA 94111	Chief Lending Officer of White Oak Global Advisors, LLC	United States